7251 W. Lake Meade Blvd., Suite 300 Las Vegas, Nevada 89128 USA 702-492-6694 TEL 702-617-5651 FAX WWW.PHAGEBIOTECH.COM

Phage Biotechnology Corp.

January 5, 2006

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Phage Biotechnology Corporation Form 10 - File No.0-51608
filed November 10, 2005; Amendment No. 1 filed December 20, 2005

Ladies and Gentlemen:

Pursuant to the request of the Staff set forth in Comment No. 1 of the letter from Jeffrey Riedler dated December 6, 2005 providing comments on the above Form 10 filing, we are hereby withdrawing the filings mentioned above in order to avoid having the Form 10 become effective prior to completing the comment process with the SEC Staff. We desire to work diligently with the Staff to finish the preparation of our Form 10 in a manner responsive to the Staff’s suggestions and comments.

On December 20, 2005, we filed Amendment No. 1 to the Form 10 in response to Staff comments. It is our understanding from a telephone discussion today with Gregory Belliston from your Division of Corporate Finance that Staff comments regarding our Amendment No. 1 are forthcoming. As such, we will delay re-filing the Form 10 in order to incorporate and be responsive to the Staff’s comments regarding Amendment No. 1. We look forward to receiving your comments at your earliest opportunity. Please contact the undersigned at 702 682-2555 or mflaa@aol.com should you have further questions or comments.

Very truly yours

/s/ Mickael A. Flaa

Mickael A. Flaa,

Chief Financial Officer

cc:	Gregory S. Belliston, SEC Staff
Daniel C. Montano
Vincent J. Roth
Ronald Warner
David Decker